HEALING BUDZ, INC

The Community for Natural Healing


groups
budz map
strains
journals
Does cannabis cure cancer?

Type of Security
Common Equity

Pre-Money Valuation
$2,500,000

Days Left
111

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Founded Sep 2017
Hialeah, FL
Technology

HIGHLIGHTS

http://www.healingbudz.com

Less than 20% Funded

Committed **$0**

Target
$10,000 - $1,000,000

Minimum Investment
$100

ABOUT | TEAM | DOCUMENTS | OVERVIEW AND TERMS | FAQ | ASK A QUESTION | INVEST

ABOUT HEALING BUDZ, INC

Healing Budz exists to democratize information and connect medical marijuana patients with all types of canna-businesses in their area. Our users are like-minded people who are curious about the healing properties of the Cannabis sativa L. plant and yearn to learn more as the industry unfolds over the coming years. The mobile app provides cannabis patients with a user-friendly platform where they can ask questions that are intelligently routed by our software to subject matter experts like doctors, daily consumers, enthusiasts, and more. Industry experts are invited to answer these important questions; they are rewarded for contributing trusted plant science and medicine research by gaining a following and the chance to promote their business or product.

There are four best ways to experience Healing Budz:
1. Ask a question
2. Join a group of interest
3. Read a user's published journal on a particular topic
4. Search for strains by ailment, mood, sensation or flavor

We are very excited to share an opportunity with you that will help bring the knowledge of healing through Cannabis to people all over the world.

WHY YOU SHOULD INVEST

Twenty-six states and the District of Columbia currently have laws broadly legalizing Cannabis in some form. Three other states will soon join them after recently passing measures permitting use of medical Cannabis.

These developments create a multitude of new opportunities—not only for businesses that produce, distribute, and sell Cannabis, but also for those who provide services to these businesses, as well as practitioners and caregivers. While not assured, success for Healing Budz does not require rocket science or an amazing twist of fortune: a group of competent, experienced, and enterprising business people such as our team at Healing Budz can chart a course to market share and profitability using solid principals and tested models. The Cannabis business will soon produce many economic winners, and we are confident that we can be one of them.

With large communities comes the need to use technology to connect, inform, and transform them. Technology is playing an increasingly important role in the marijuana world, especially when it comes to connecting doctors with patients and patients with reliable medicine. Considering the rapid growth of the legal marijuana industry in the US which easily topped $6 billion in sales last year and the fact that public support for legal Cannabis is at an all-time high, we felt it was time to harness the significant breadth of knowledge of this sizable community. The idea perfectly marries our passions for "the people's plant" and educating the public about this incredible font of medicinal healing.

The Healing Budz app covers a spectrum that includes everything from social interactions to education. The excitement around the cannabis industry means there are quite a few pot-related mobile app options out there, but none are like Healing Budz; a broad platform with a lot of options wrapped in an easy-to-use interface and with an unwavering focus on the users experience.

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Live Q&A Forum
The Healing Budz community has heard it all, so ask away and get quick answers to thousands of live questions on a range of plant science and healing topics. Answer questions on your area of expertise and earn points towards our rewards program!


Groups
Just like the old smoke circle around the bonfire, community is at the core of cannabis culture, and Healing Budz is passionate about creating connection. Join and create public or private groups to share healing stories, recipes, and advice from patients and connoisseurs all around the globe.
GROUPS


Strains
From Acapulco Gold to White Widow, find your strain in the Healing Budz database with our individualized strain reviews, rankings on aroma, taste, potency, genetics, and health benefits. Powered by you, not a laboratory, in a language you can understand without a botany degree. Share your prize worthy bud photos, best growing techniques, mood, sensation, and effects. Don't see your favorite strain? Add it to the database and earn reward points!


Journals
Whether you smoke, eat, or use topically, document your journey as you experiment with different strains, and finally write down all of those cool inventions that you dreamt up last time you felt that creative spark. Share your journal with the Healing Budz community, create a private diary for symptom management, and share with close family, friends or your physician.
My Journal


Budz Map
Find medical dispensaries, physicians, natural healers, smoke shops, glass artists, canna chefs, and discover your local canna community. Be in the know about upcoming deals, promotions, fun industry events, and educational seminars - just a few taps away in the Healing Budz app.
Own a cannabusiness?
Create a business listing, showcase your products/services and push special deals to the Healing Budz community within a specified distance of your location.
BUDZ MAP


I'm a Believer
Perks
Custom profile "I'm a Believer" icon for gold and platinum investment levels.
GOLD INVESTMENT
GOLD INVESTMENT
$500 - $999
PLATINUM INVESTMENT
PLATINUM INVESTMENT
$1000+
BackerBud500
BackerBud1000
This Bud made a gold level investment of $500-$999 and received this exclusive "I'm a Believer" profile icon for use in their Healing Budz profile.
This Bud made a gold level investment of $1000+ and received this exclusive "I'm a Believer" profile icon for use in their Healing Budz profile.
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Healing Budz
THE COMMUNITY FOR NATURAL HEALING


WHEN WESTERN MEDICINE FAILS COME BACK TO NATURE


How are you feeling?
How I'm feeling: awesome
SAVE


Healing Budz
The Community for Natural Healing
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California Healing
WELCOME


NOKIA
CANNACON


There's a better option for our Vets with PTSD
Healing Budz


ASK Q
What's a good mmj strain for sleep disorders?


Healing Budz
Cancer patients in chemotherapy or radiation treatment regularly deal with pain and nausea, two symptoms that medical marijuana is excellent at banishing.

HOW WE INTEND TO MAKE MONEY

The services and resources which Healing Budz provides, will not only help the patient, practitioner, and caregiver find alternative means, but connect product and service providers to these clients. Revenues will be generated through monthly business subscriptions, and various ads and commercials. As the user base increases so will our revenues and the additional opportunities that will come to further monetize our brand.

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Social media presents mighty digital marketing opportunities for the cannabis industry. But due to its Schedule I designation, many social media platforms prohibit paid cannabis advertising, even medical marijuana. Healing Budz is a platform where businesses can lawfully connect with patients and freely discuss relevant products and services without the need for direct advertising. Think of your Healing Budz page as an easily-searchable version of your website. Here, you can post your location, hours of operation, images, news updates, articles, and any other information that your audience will find valuable. Share beautiful pictures of your products, your storefront, and any other imagery that both reflects your brand and the values of your patients.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

We need to raise capital to position ourselves in this industry as one of the leaders. It is important to be one of the first in and one of the few who are adequately funded. Our focus will be to get the word out to people everywhere that Healing Budz exists and is here to help.


STRAIN REVIEWS
Healing Budz App

CANNABIS AS AN ALTERNATIVE MEDICINE

There are 2.3 million cannabis patients in the US, but unless they monitor PubMed daily, it proves challenging to stay on top of the medical discoveries being made daily about this newly re-discovered, old world medicine. From cancer to chronic pain, symptoms, and disorders are continually being added to the list of qualifying conditions for which a marijuana card can be issued. Cancer patients in chemotherapy or radiation treatment regularly deal with pain and nausea, two symptoms that medical marijuana is excellent at banishing. On Healing Budz, a patient may want to connect with other cancer survivors, swap medicated recipes for nausea, or search for medicated edibles that use ginger, a natural anti-nauseant, as an ingredient.

Is cannabis as an alternative medicine important to you or someone you love?

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TEAM



DAVID TRUJILLO
Chief Executive Officer

David is a South Florida native who is a passionate innovator with a knack for finding unique solutions to complicated problems. As a District Manager. David has over... Read More



SUZETTE CALOCA
Chief Brand Officer

Suzette is an accomplished creative professional with 25+ years experience with a unique combination of skills in print/web design, branding. and development. For... Read More



JAY LEE
Cheif Technology Officer

Jay is a tech professional who has been in the business since 1995. He began delving into web site and graphic design in 1997 when the internet was about to become wh... Read More



ALEXANDER HACHE JR.
Chief Financial Officer

Alexander Hache Jr. (Alex) is the Chief Financial Officer at Healing Budz, where his responsibilities include managing the company's finances and will be plaving a c... Read More



JAMES LOURIE
Vice President of Sales

Jim's career started in print advertising in Massachusetts. He has been credited for helping to launch the Tab publications that are still printing in over 50 cities in M... Read More



FRED TRUJILLO
Vice President

Fredis J. Trujillo better known as "Fred" is Co-Founder and Vice President at Healing Budz. Prior to joining the team at Healing Budz, Fred has had an exceptional career ove... Read More

Miami, FL.
Miami-Dade Community College

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ARTICLES AND PRESS

"Join us for a Healing Revolution"
- Linkedin

"In the end, we're just Budz helping Budz"
- Linkedin

DOCUMENTS

Official filing on SEC.gov

Company documents
Financials

Company documents
Investor Presentation

OVERVIEW AND TERMS

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FUNDRAISING DESCRIPTION

Type of Security	Pre-Money Valuation
Common Equity	**$2,500,000**
Minimum Investment	Price per Share
$100	**$1**
Minimum # of Shares	Maximum # of Shares
10,000	**1,000,000**

PERKS

Invest **$500** or more	Receive a special edition "I'm a Believer" Gold icon for your Healing Budz profile page when you invest between $500-$999. Your custom icon will remain a part of your profile forever letting others know in the community that you were an early investor and now part owner of the Healing Budz Brand. See a visual sample of the gold icon in our media gallery.
Invest **$1,000** or more	Receive a special edition "I'm a Believer" Platinum icon for your Healing Budz profile page when you invest $1,000 or more. Your custom icon will remain a part of your profile forever letting others know in the community that you were an early investor and now part owner of the Healing Budz Brand. You will also receive a personalized thank you letter from the Healing Budz team, signed by all officers of the company. See a visual sample of the Platinum icon in our media gallery.
Invest **$5,000** or more	Receive a special edition "I'm a Believer" Platinum icon for your Healing Budz profile page when you invest between $5,000 - $9,999. You will also receive a personalized invitation to join the Healing Budz team for lunch at the Healing Budz headquarters in Miami, FL. You will also receive a meet and greet tour of our office and autographed Healing Budz gear to wear and show off to your friends and family.
Invest **$10,000** or more	Receive a "I'm a Believer" Platinum icon for your Healing Budz profile page when you invest $10,000+. Also receive a personalized invitation for you and a guest to join the Healing Budz team for dinner in Miami, FL. In addition, you and your guest will receive an invitation to be VIP guests at our launch party April 2018. You will be picked up and dropped off at your hotel by limousine. Meet and greet other investors and receive a goody-bag valued at $1,000 full of cool stuff from our vendors.

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FAQ

When will the Healing Budz App become available for download?

The Healing Budz App will become available for public download on both the Apple PlayStore and Android Market early 2018. However, if you invest a minimum of $100 during this round you will receive a VIP download invitation to participate in our beta test phase.

What's different about Healing Budz vs other apps in this industry?

Can you describe in one sentence the Healing Budz community app?

Why was the Healing Budz app created?

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ASK A QUESTION

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